SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

Cyclerion Therapeutics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

23255M105

(CUSIP Number)

Peter M. Hecht

c/o Cyclerion Therapeutics, Inc.

245 First Street, 18th Floor

Cambridge, MA 02142

(857) 327-8778

Copies to:

Stanley Keller

Locke Lord LLP

111 Huntington Avenue, 9th Floor

Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Peter M. Hecht
2	check the appropriate box if a member of a group (a) ☐ (b) ☒
3	sec use only
4	source of funds PF, OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting	7	sole voting power 10,369,298
person with	8	shared voting power 0
	9	sole dispositive power 10,369,298
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 10,369,298
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 19.99%
14	type or report person IN

Schedule 13D

This Amendment No. 4 (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission by Peter M. Hecht (the “Reporting Person”) on May 14, 2021, as amended by Amendment No. 1 filed June 7, 2021, Amendment No. 2 filed November 21, 2022 and Amendment No. 3 filed March 31, 2023 (the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock, no par value (the “Common Stock”) of Cyclerion Therapeutics, Inc., a Massachusetts corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Percentages in this Amendment are based on 43,524,894 shares outstanding as of May 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended March 31, 2023. All share numbers and per share prices in this Statement are subject to proportionate adjustment in the event of any stock split, reverse stock split or similar event effected after the date of this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby supplemented by adding the following:

As previously reported, on March 31, 2023, the Issuer entered into an exclusive negotiation arrangement for a limited period with a new company formed by potential investors, including the Reporting Person, regarding a potential transaction (the “Proposed Transaction”) in which the Issuer would contribute certain assets and liabilities relating to its CNS programs, including CY6463 and CY3018 (the “CNS Programs”), to the newly formed company in exchange for cash and an equity position in the newly formed company. At the same time, the Reporting Person committed to make an equity investment in the Issuer, contingent upon the execution of a definitive agreement for the Proposed Transaction, of $5 million in common stock or nonvoting convertible preferred stock of the Issuer, with the purchase price, consistent with Nasdaq rules, to be at or above the market price of the Issuer’s common shares (the “Equity Investment”).

On May 11, 2023, the Issuer, JW Celtics Investment Corp., a Delaware corporation (“Buyer Parent”), and JW Cycle Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer Parent (“Buyer”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) pursuant to which Buyer will purchase, and the Issuer will sell to Buyer, specified assets relating to the CNS Programs and Buyer shall assume certain liabilities relating to the CNS Programs and transferred assets, in each case, subject to the terms and conditions outlined in the Asset Purchase Agreement (including the approval of the Issuer’s shareholders), in exchange for (i) a one-time payment of $8 million in cash, plus certain unreimbursed expenses incurred by the Issuer between the signing of the Asset Purchase Agreement and closing of the transactions contemplated thereby in respect of (a) the employment of certain employees of the Issuer and (b) research and development expenses incurred by the Issuer (in each case of clauses (a) and (b), subject to the terms of the Asset Purchase Agreement), payable at the closing of the transactions contemplated by the Asset Purchase Agreement, and (ii) the issuance of common stock of Buyer Parent representing 10% of its then-outstanding equity securities (subject to certain protections against dilution up to a $100 million valuation of Buyer Parent on a fully-diluted basis). Buyer Parent was funded through an equity investment of approximately $11 million by an investor syndicate that includes the Reporting Person, and commitments by such investors to provide up to an additional approximately $70 million in equity upon the achievement of certain milestones, including the satisfaction of all conditions to closing under the Asset Purchase Agreement. Further details of the terms and conditions of the Asset Purchase Agreement can be found in the Issuer’s filings with the Securities and Exchange Commission.

Concurrently with the execution of the Asset Purchase Agreement, the Reporting Person entered into a voting and support agreement dated May 11, 2023 (the “Voting and Support Agreement”) with Buyer Parent, in which the Reporting Person agreed, solely in his capacity as a shareholder of the Issuer, to, among other things, (i) not transfer his shares of capital stock in the Issuer or deposit any such shares into a voting trust or enter into another voting agreement, and (ii) vote in favor of the adoption of the Asset Purchase Agreement and approval of the transactions contemplated thereby, the adjournment of any meeting of shareholders if necessary to solicit proxies in favor of the adoption of the Asset Purchase Agreement and consummation of the transactions contemplated thereby, and any other matter or action necessary to consummate the closing of the transactions contemplated by the Asset Purchase Agreement. The Issuer is an express third-party beneficiary of the Voting and Support Agreement. The Voting and Support Agreement will terminate on the earliest of (i) the closing of the transactions contemplated by the Asset Purchase Agreement, (ii) the valid termination of the Asset Purchase Agreement in accordance with its terms, (iii) the making of certain changes in or relating to the recommendation by the Board of Directors of the Issuer that shareholders vote in favor of the transactions contemplated by the Asset Purchase Agreement, (iv) mutual consent of the shareholder party to the Voting and Support Agreement and Buyer Parent or (v) the entry into any amendment to the Asset Purchase Agreement without the prior written consent of the shareholder party to the Voting and Support Agreement that is materially adverse to such shareholder. Certain other shareholders of the Issuer also entered into voting and support agreements with Buyer Parent. Such shareholders, together with the Reporting Person, held an aggregate of 9,266,640 outstanding shares of Common Stock as of the date of entering into the agreements, representing approximately 21.3% of the total outstanding voting shares of the Issuer. Giving effect to the purchase of 4,000,000 shares of Common Stock by the Reporting Person as described below, the shares subject to these voting and support agreements will total 13,266,640 shares of outstanding Common Stock, or 27.9% of the total outstanding voting shares of the Issuer.

Under the terms of the Stock Purchase Agreement dated March 31, 2023, the Reporting Person will be obligated to fund his Equity Investment on the sixth business day following the public announcement of the execution of the Asset Purchase Agreement. Consequently, on May 19, 2023, it is anticipated that the Reporting Person will purchase, and the Issuer will issue to the Reporting Person, (a) 4,000,000 shares of Common Stock and (b) 7,520,737 shares of the Company’s Series A Convertible Preferred Stock, no par value (“Preferred Stock”), for an aggregate purchase price of $5 million or a per share purchase price of $0.434 per share, which is the minimum per share price under the Stock Purchase Agreement (such numbers of shares and per share price to be subject to adjustment as noted above in the event of a reverse stock split proposed by the Issuer). In the event that the average closing price of the Common Stock over the five business days following the public announcement of the execution of the Asset Purchase Agreement is higher than $0.434, as so adjusted, the per share price will be increased to such average, and the number of shares purchased will be proportionately reduced. In that event, the Reporting Person intends to amend this Statement.

Each share of Preferred Stock (i) will be convertible at the option of the holder into one share of Common Stock, subject to adjustment for stock splits, combinations and similar events, (ii) will be entitled to participate in any dividends paid to holders of Common Stock on an as-converted basis, and (iii) will be entitled to a payment of $0.01 liquidation preference per share, before any amounts are paid to holders of Common Stock, upon the liquidation, dissolution or winding up of the Issuer, and thereafter will participate in any liquidation distributions to holders of Common Stock on an as-converted basis. The Preferred Stock will have no voting rights except as required by law. The Reporting Person’s ability to convert the Preferred Stock into Common Stock is subject to the approval of the Issuer’s shareholders to the extent required by Nasdaq rules.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)    As calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns an aggregate of 10,369,298 shares of Common Stock, representing (i) 2,047,698 shares of Common Stock held directly as of the date of this Amendment, (ii) an additional 2,229,891 shares of Common Stock that underlie stock options that are currently exercisable or will be exercisable within 60 days of April 30, 2023, (iii) 4,000,000 shares of Common Stock to be issued to the Reporting Person pursuant to the Stock Purchase Agreement and (iv) 2,091,709 shares of Common Stock that may be issued upon conversion of shares of Preferred Stock to be issued to the Reporting Person under the Stock Purchase Agreement that may be converted immediately by the Reporting Person under Nasdaq rules. This amount excludes 5,429,028 shares of Common Stock issuable upon conversion of 5,429,028 shares of Preferred Stock to be purchased by the Reporting Person pursuant to the Stock Purchase Agreement, the conversion of which is limited by applicable shareholder approval requirements under Nasdaq rules as of the date of this Amendment. Share numbers are estimated based on the monthly vesting schedule of certain of the Reporting Person’s stock options.

(b)    The information in Items 7 through 10 of the cover page is incorporated by reference into this Item 5(b).

(c)    Except as described in this Statement, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) - (e) Not applicable.

By virtue of certain of the transactions described under Item 4, the Reporting Person and certain other shareholders of the Issuer may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that the Reporting Person and any other shareholder of the Issuer are members of any such group. The Reporting Person disclaims beneficial ownership over any shares of Common Stock owned by any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Voting and Support Agreement in Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement (previously filed)
Exhibit 2	Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 12, 2023

PETER M. HECHT

/s/ Peter M. Hecht